

December 4, 2013

<u>Via E-mail</u>
Narciso A. Rodriguez-Cayro, Esq.
Vice President, General Counsel and Corporate Secretary
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090

> **Re:** **Eclair Holdings Company**
> **Registration Statement on Form S-4**
> **Filed November 4, 2013**
> **File No. 333-192086**
>
> **MTR Gaming Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-20508**

Dear Mr. Rodriguez-Cayro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your financial statements and financial information throughout your document pursuant to Rule 3-12 of Regulation S-X.

2.   Please tell us your basis for not including financial statements of the registrant, Eclair Holdings Company.

3.   We note that shareholders will not make their election to receive cash or shares at the time they vote to approve the mergers. It appears that such election will be made after

the vote, but prior to the closing of the mergers. Please advise us of your consideration of the applicability of the tender offer rules to the cash election.

Questions and Answers About the Mergers, page 1

General

4.   In forepart of the prospectus, please include a brief description of the general nature of the business conducted by MTR and Eldorado including a description of the business of the combined company following consummation of the merger. See Item 3(b) of Form S-4.

5.   Please provide a detailed question and answer to discuss how the merger consideration was determined.

6.   Please include a question and answer to discuss the company's use of a proxy solicitor.

7.   We note your question and answer ""What will I receive for my shares or membership interests" on page 3 and your disclosure that based on Eldorado's June 30, 2013 financial statements, you estimate that approximately 35.6 million shares of ERI common stock would be issued to Eldorado members. Please revise to provide an example as to how you calculated the consideration. We may have further comments.

8.   We note your question and answer "How do I elect the form of consideration for my MTR shares" on page 8. Please revise to discuss in greater detail the other appropriate and customary transmittal materials that will be mailed to shareholders when making the election.

9.   We note your question and answer "What happens if the merger is not completed" on page 9. Please revise or include a separate question and answer to discuss the termination fee in greater detail in the event that the merger is not consummated.

Conditions to the Completion of the Mergers, page 12

10.   You disclose on page 84 that 3.8142% of ELLC is owned by certain members of Eldorado. You also state that under the merger agreement, the completion of the mergers is conditioned upon such members transferring their entire interest to Eldorado Resorts such that, at the time the mergers are completed, Eldorado Resorts will own 100% of ELLC. Please identify this is as a condition of the merger, if true. Also, expand your disclosure to specify the terms of the expected transfer, including but not limited to, the amount of any consideration that will be paid for the interests and the value of the interests.

Risk Factors

Risks Factors Relating to the Mergers

MTR and Eldorado directors and officers may have interests…, page 39

11.   Please revise this risk factor subcaption and narrative to more succinctly and specifically describe the conflicts between the directors and stockholders.

"Unless MTR is successful in its consent solicitation …," page 42

12.   We note your disclosure that MTR may have to offer to repurchase the MTR notes pursuant to the change of control provisions. Please revise the risk factor to quantify the aggregate amount that MTR may have to pay to repurchase the MTR Notes and discuss MTR or the company's financial ability to repurchase the notes.

The Special Meeting

Proxy Solicitations, page 83

13.   We note your disclosure that MacKenzie Partners, Inc. has been engaged to assist in the solicitation of proxies from the shareholders. Please specifically disclose the material features of the contract between the registrant and MacKenzie Partners, Inc. with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

14.   Please also tell us whether any portion of MacKenzie Partners' fee is contingent upon the closing of the merger transaction.

The Mergers

Background of the MTR-Eldorado Mergers, page 88

15.   Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

16.   Update here to explain whether Companies E and F submitted offers to acquire certain assets prior to the determination not to pursue the non-disclosure arrangement. If so, provide more detail regarding the respective offers and discuss the board's ultimate decision to forego such opportunities. Also, expand to discuss board meetings regarding these deliberations. The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

17.   We note your extensive disclosure regarding the various state gaming control licensing boards to which the business is subject. Please expand your disclosure in this section to detail the third party consents that must be obtained by both parties to consummate the merger. Confirm that you plan to update future filings to reflect the status of the consents. Refer to Item 3(i) of Form S-4.

18.   In order to place the board's consideration of possible liquidity alternatives in context, please revise to discuss why the MTR board did not pursue other merger alternatives.

19.   Please provide more detail regarding the September 6, 2013 conference call regarding the specific legal due diligence, as disclosed on page 93.

MTR's Reasons for the Mergers, Recommendation of the MTR Board of Directors

Reasons for the Mergers, page 95

20.   Please expand your disclosure in the first bulleted item to discuss your board's consideration of potential strategic alternatives and explain how the board and management concluded that the merger was in the best interest of the company relative to the other alternatives.

Opinion of Macquarie Capital, page 97

21.   Please describe the non-public internal information provided by the management of MTR and Eldorado that served as the basis for the Macquarie Capital's opinion.

22.   Please revise to discuss with greater specificity the "other analyses and examinations" conducted by this advisor that was material to the board's decision to recommend that shareholders vote for this transaction and to also explain how this information and consultations lead to the rejection of other strategic alternatives, if any. Please refer to Item 4(b) of Form S-4. and Item 1015(b) of Regulation M-A.

23.   We note your disclosure on page 99 that Macquarie Capital does not have any obligation to "update, revise or reaffirm its opinion." The opinion was delivered on September 8, 2013. Please revise to disclose the impact, if any, of the proposals currently under consideration as of October 2013 may impact the conclusions proffered in this opinion.

Selected Publicly Trading Comparables Analysis, page 101

24.   Please also describe in greater detail the distinguishing characteristics between the referenced companies and MTR.

Selected Precedent Transactions Analysis, page 102

25.   Considering your assertion that none of the selected transactions were "directly

comparable," please expand in this section to better explain why these transactions were chosen.

Unaudited Pro Forma Condensed Combined Financial Statements, page 144

26.   Please advise us how transaction costs of the merger have been reflected in the pro forma financial statements and revise as necessary. In this regard, we note that the pro forma balance sheet should be adjusted for transaction costs and that the amount of non-recurring expense expected to be incurred related to these costs should be disclosed.

Note 2 – Calculation of Estimated Purchase Consideration, page 150

27.   Please expand footnote (i) to show in detail how you calculated the amount of shares to be issued to Eldorado members. Also, please address the sensitivity of the outcome of this calculation to changes in the material inputs to the calculation.

Note 3 – Unaudited Pro Forma Financial Statements Transaction Adjustments, page 152

Adjustment 1), page 152

28.   We note that this transaction is structured in a way that could result in different outcomes due to the election granted to MTR stockholders to redeem their shares for cash. Please expand your disclosure to also include the pro forma impact to equity, the weighted average number of shares outstanding, and pro forma EPS should no MTR stockholders elect to redeem their shares for cash.

Adjustment 3), page 152

29.   Please expand your disclosure to address the fair value allocations and depreciation charges for each type of long-lived asset separately (i.e., land, buildings and improvements, equipment). Also, show in more detail how the depreciation expense adjustments were calculated.

30.   Given that the book value of MTR Gaming's property and equipment, net was approximately $380 million as of June 30, 2013, and considering you adjusted down the value of such property and equipment by approximately $81.4 million per note 3 to your pro forma financial statements, please tell us whether these assets were evaluated for impairment during 2013. If the property and equipment was evaluated for impairment, please tell us the results of such evaluation; if not, please tell us why you did not believe that a triggering event had occurred that would warrant such a review.

31.   Please expand your disclosure to elaborate on the valuation method(s) used to determine the fair values for each long-lived asset. For example, it appears that you have used multiple valuation methods for property and equipment; if applicable, please disclose the weighting of each method and any significant assumptions relied upon. In addition,

please tell us why you believe that a cost approach methodology is most appropriate to value personal property as well as building and site improvements, and tell us what consideration you gave to using an income method.

Adjustment 4), page 153

32.   Please expand your disclosure addressing the increase in intangible asset value of approximately $245 million, as well as the increase to goodwill totaling approximately $49 million. Please specifically disclose which licenses are included in the gaming license intangible asset and tell us why you believe the multi-period excess earnings income valuation model is best suited to value these licenses acquired from MTR Gaming Group, Inc. Also, disclose the significant assumptions you used in your valuations.

33.   We note that you assigned indefinite lives to the gaming licenses. Please tell us and briefly disclose your basis for this determination. Please address renewal terms and requirements and discuss each significant type of gaming license separately, if materially different.

Adjustment 7), page 154

34.   Please tell us your basis for eliminating other regulatory assessment expenses/(income) from the historical MTR income statements.

Adjustment 8), page 154

35.   Please tell us your basis for eliminating historical incentive compensation expense, or revise to remove the adjustment. It does not appear that this adjustment is directly attributable to the merger transaction or factually supportable due to uncertainty.

36.   Please expand your disclosure to include the estimated amount of compensation expense that will be recorded upon consummation of the merger due to the vesting of performance awards. Please also disclose the amount of cash that is expected to be paid and tell us how this expected payment impacted the pro forma balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Eldorado, page 179

37.   Please supplement your disclosure in this section to explain how you calculate ADR and the effect of promotional allowances; also, discuss how promotional allowances affect your occupancy levels. In addition, please tell us the same information for MTR's related MD&A disclosure in its Form 10-K for fiscal year ended December 31, 2012.

Liquidity and Capital Resources, page 198

Cash Flows, page 198

38.   Please amend to provide narrative discussion of the impacts to your cash flows for all periods presented in your filing. In your disclosure, please provide additional information to supplement the amounts as derived from your statements of cash flows for such periods. Refer to Section I.D. of SEC Interpretive Release No. 33-8350.

Eldorado HoldCo LLC and Subsidiaries Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-40

2. Investment in Unconsolidated Affiliates, page F-44

39.   Please provide to us your analysis supporting your conclusion to halt equity method accounting since 2011 for your investment in Silver Legacy Joint Venture. In your analysis, please discuss how you considered the additional losses incurred by the Silver Legacy Joint Venture and the additional financial support you provided in 2012 in the form of a $7.5 million loan and $5 million of cash on deposit. For reference, see ASC 323-10-35 and 55.

40.   Please tell us if the Silver Legacy Capital Corp. is a variable interest entity and provide us with your analysis supporting your conclusion.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibits, page II-3

41.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.   The draft should be filed as EDGAR correspondence.

42.   We note the reference to the Company Disclosure Letter in the Agreement and Plan of Merger, attached as Annex A to the registration statement. To the extent applicable and material, please file a list briefly identifying the contents of all omitted schedules and similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement. Refer to Item 601(b)(2) of Regulation S-K.

Item 22. Undertakings, page II-3

43.   Please tell us why you have not provided the undertaking required by Item 512(e) of Regulation S-K. In this regard, we note your disclosure on page 208 with respect to certain incorporated documents.

Signatures, page II-5

44.   Please confirm that the current signatures represent a majority of the board or, alternatively, advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Swartz, Esq.
        Sunjeet S. Gill, Esq.
        Stevens & Lee, P.C.